FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Divestment on Telecom Italia S.p.A	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES General Secretary and Secretary to the Board of Directors TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (Telefónica) as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event registered on June 17, 2015, Telefónica informs that, in compliance with the undertakings assumed in the agreement entered into on September 19, 2014 for the acquisition of Global Village Telecom, S.A. (GVT), it has, through its 100% subsidiary Telco TE S.p.A., delivered 1,110 million ordinary shares of Telecom Italia S.p.A. (representing 8.2% of its ordinary shares ) to Vivendi, S.A. and has received from Vivendi, S.A. all the ordinary shares and part of the preferred shares of Telefónica Brasil S.A. that Vivendi S.A. received as consideration for the sale of GVT, which together represent 4.5% of the total share capital of Telefónica Brasil S.A.

Moreover, Telefónica announces that (through its 100% subsidiary Telco TE S.p.A.), it has entered into a purchase agreement with a financing institution for the sale of 872 million ordinary shares of Telecom Italia S.p.A., representing 6.5% of the ordinary shares of this company, for an amount of approximately 1,025 million euros. Closing of this transaction will take place within two working days after the execution of the agreement.

Likewise, Telefónica has arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia S.p.A., issued by Telefónica, S.A. in July 2014, as reported by the Significant Event filed on July 16, 2014.

The accrued estimated positive impact on the net income for the first six months (before taxes) related to Telecom Italia shares will amount to approximately 380 million euros.

Thus, Telefónica reports the divestment of its entire stake in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed.

Madrid, June 24, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	June 24th, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
			Name:	Ramiro Sánchez de Lerín García-Ovies
			Title:	General Secretary and Secretary to the Board of Directors